SANTO MINING CORP.

18851 NE 29th Ave.

Suite 700

Aventura, FL 33180

February 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn: David Irving

Re:	Santo Mining Corp.
Offering Statement on Form 1-A
File No. 024-11682

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Santo Mining Corp., a Wyoming corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11682), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has made a decision to not pursue the offering further at this time while we evaluate our plan of operations and narrow the focus of our business. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Franjose Yglesias

Franjose Yglesias

Chief Executive Officer